SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001   **Commission File No. 0-6032**

Compass Bancshares, Inc. Employee Stock Ownership Plan
(Exact name of registrant as specified in its charter)

Delaware   **63-0593897**

(State of Incorporation)   (I.R.S. Employer Identification No.)

15 South 20th Street
Birmingham, Alabama 35233

(Address of principal executive offices)

(205) 297-3000

(Registrant's telephone number)

TABLE OF CONTENTS

Compass Bancshares, Inc
Employee Stock Ownership Plan

Report of Independent Accountants

To the Participants and Administrator of
Compass Bancshares, Inc. Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Compass Bancshares, Inc. Employee Stock Ownership Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held at End of Year and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
June 27, 2002

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Compass Bancshares, Inc. Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Investments, at fair value *(see Note 4)*	$191,974,996	$176,898,651
Dividends and interest income receivable	1,198,516	1,235,360
Participant contributions receivable	485,356	319,631
Employer contributions receivable	1,623,673	112,274
Total assets	195,282,541	178,565,916
Dividends payable to participants	407,497	711,623
Other payable, net	232,179	790,260
Total liabilities	639,676	1,501,883
Net assets available for benefits	$194,642,865	$177,064,033

The accompanying notes are an integral part of these financial statements.

Compass Bancshares, Inc. Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits For
the Year Ended December 31, 2001

Investment income:	
Dividends on Compass Bancshares, Inc. common stock	$ 4,882,029
Dividends and interest	766,357
Net investment income	5,648,386
Net appreciation in fair value of investments	12,322,486
	17,970,872
Contributions:	
Participant	13,021,237
Employer	6,407,591
Total contributions	19,428,828
Distributions to participants	(21,925,944)
Rollovers and transfers	2,105,076
Net increase	17,578,832
Net assets available for benefits:	
Beginning of year	177,064,033
End of year	$194,642,865

The accompanying notes are an integral part of these financial statements.

Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2001 and 2000

1. **Organization**

    The Compass Bancshares, Inc. Employee Stock Ownership Plan (the "Plan") is a defined contribution pension plan and was adopted on November 19, 1976, effective January 1, 1976 for the benefit of employees of Compass Bancshares, Inc. (the "Company" or "Employer"). The Plan was amended, effective April 1, 1986, to include a salary reduction feature which permits employees who participate ("Participants") in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code ("IRC"). The Plan was amended effective January 1, 2000 to change the name of the plan from Profit Sharing Stock Bonus Plan to Employee Stock Ownership Plan. The Plan was also amended effective January 1, 2000 to pass through cash dividends to participants entitling the Company to a deduction under Section 404(k) of the IRC. The amendment also revises provisions for eligibility and vesting effective January 1, 2001. The Plan was amended effective January 1, 2002 to allow participants the option to reinvest ESOP dividends in common stock of the Company or elect to receive pass through cash dividends. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. **Summary of Significant Accounting Policies**

    Basis of Presentation – The accompanying financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

    Investment in Securities — Corporate securities are valued based on quotations obtained from national securities exchanges. Mutual funds are valued at their current unit value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on mutual funds are calculated using the average cost method. Realized gains and losses on Compass Bancshares, Inc. common stock are calculated using historical cost.

    Net realized and unrealized appreciation (depreciation) is recorded in the accompanying financial statements as net appreciation (depreciation) in fair value of investments.

    The Plan provides for investments in various investment securities that, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

    The Fidelity Advisor Stable Value Portfolio, a commingled trust, is valued at contract value, in accordance with Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.* Contract value approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The average yield for the Fidelity Advisor Stable Value fund was 5.91% and 6.18% for 2001 and 2000, respectively.

    Plan Expenses — The trust department of Compass Bank (the "Trustee") is trustee for the Plan. Compass Bank is a wholly owned banking subsidiary of the Company. Administrative fees are paid directly by the Company.

Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2001 and 2000

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3. **Description of Plan**

Eligibility and Participant Contributions — Employees hired on or before December 31, 2000 automatically become Participants and are eligible for employer contributions on the first day of January or July following the completion of one year of service. Employees hired on or after January 1, 2001 are eligible to become Participants on the first day of the pay period following date of hire. These Participants become eligible for employer contributions on the first day of the month following or coinciding with the completion of one year of service.

Participants may elect to have up to 15% of their compensation deferred and contributed to the Plan. Participants may allocate their contributions, in multiples of 1%, to the following funds:

1. Employee/Employer Company Stock Fund—Invested in common stock of Compass Bancshares, Inc. and the Expedition Money Market Fund.

2. Expedition Equity Fund—Invested primarily (at least 80% of its total assets) in common stocks issued by mid and large capitalization companies. The Fund invests in stocks of private companies that are subject to wide market value (price) fluctuations based on market and economic conditions and perceptions, and therefore, involves a high level of investment risk.

3. Expedition Money Market Fund—Invests in high quality money market instruments that are either rated in the highest short-term rating category by one or more nationally recognized statistical rating organizations or of comparable quality to securities having such ratings.

4. Expedition Bond Fund—Invests in a diversified portfolio consisting primarily of bonds (normally at least 65% in bonds), as well as other fixed income securities. The Fund may also invest in certain securities, including mortgage-related securities, foreign securities and financial futures and options on financial futures, which may present special risks not associated with bonds and fixed-income securities generally.

5. AIM Constellation Fund—Invests primarily in U.S. companies. The Fund's investment advisor emphasizes medium-sized and small-sized emerging growth companies. The Fund is also invested in companies that are likely to benefit from new or innovative products, services, or processes.

6. Fidelity Advisor Stable Value Portfolio—Invests in short and long-term investment contracts issued by insurance companies (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts, and cash equivalents.

7. Fidelity Advisor Overseas Fund—Invests primarily in foreign securities. The Fund invests approximately 65% of the total assets in these securities. The Fund may also invest in U.S. issuers. The Fund normally diversifies its investments across different countries and regions taking into account the size of the market in each country and region relative to the size of the international market as a whole. The Fund expects to invest primarily in equity securities but may also invest up to 35% of its assets in any type of debt securities for long-term growth purposes.

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8.   Fidelity Advisor Balanced Fund—Invests in a diversified portfolio of equity and fixed-income securities with income, growth of income, and capital appreciation potential. The Fund's advisor manages the Fund to maintain a balance between stocks and bonds. The Fund invests approximately 60% of the Fund's assets in stocks and other equity securities and the remainder in bonds and other fixed-income securities. The Fund also invests at least 25% of the Fund's total assets in fixed-income senior securities, including debt securities and preferred stock.

Compass Bank is the investment advisor for the Expedition Equity Fund, Expedition Money Market Fund, and the Expedition Bond Fund.

Employer Contributions — The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company under the 401(k) provisions of the Plan. Generally, these matching contributions may not exceed the lesser of a Participant's elective contribution or 2% of such Participant's base compensation. These matching contributions are invested in the Employee/Employer Company Stock Fund.

The Employer, in its sole discretion, may contribute an additional 1% matching amount. Such contributions are also invested in the Employee/Employer Company Stock Fund and are allocated to employee accounts based on relative compensation. For the year ended December 31, 2001, the Employer contributed an additional 1% matching amount. No additional 1% matching amount was made for the year ended December 31, 2000. If the Employer's earnings reach a targeted amount, the Employer may elect to make a contribution to the ESOP—Employer Company Stock Fund under the employee stock ownership provisions of the Plan. For the years ended December 31, 2001 and 2000, the employer's earnings did not reach the targeted amount.

Vesting – Participants hired on or before December 31, 2000 have a fully vested and nonforfeitable interest in the portion of their accounts attributable to their 401(k) contributions and the Employer's matching contributions to the Employee/Employer Company Stock Fund, including earnings thereon. Participants hired on or after January 1, 2001 have a fully vested and nonforfeitable interest in the portion of their accounts attributable to their 401(k) contributions and acquires a vested interest in amounts attributable to the Employer's matching contributions to the Employee/Employer Company Stock Fund based on length of employment as follows:

Years of Service	Vesting Percentage
Less than 1	0%
1	33%
2	67%
3 or more	100%

Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2001 and 2000

A Participant acquires a vested interest in amounts attributable to the ESOP—Employer Company Stock Fund based on length of employment, as follows:

Years of Service	Vesting Percentage
Less than 5	0%
5 or more	100%

Forfeitures — If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death, or normal retirement, and is not 100% vested in the employer discretionary contributions, the nonvested portion is forfeited. For plan years ended on or before December 31, 2000, forfeited amounts were allocated among eligible Participants in the same manner as employer discretionary contributions. For plan years beginning on or after January 1, 2001, forfeited amounts are used to reduce future employer matching contributions.

Distribution of Benefits - Upon retirement, disability, or death, participants become 100% vested in his or her account. Upon termination of employment, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

Withdrawal Provisions — Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion is taxable and may not be repaid to the Plan.

Priorities Upon Termination — Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant have been distributed.

Rollovers — During 2001 and 2000, assets were rolled into the Plan from other plans that were terminated in conjunction with banks acquired by the Company.

Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2001 and 2000

4.   **Investments**

The investments of the Plan as of December 31, 2001 and 2000 are summarized as follows:

	December 31, 2001	
	Number of Shares/Units	Fair Value
Common stock:		
Compass Bancshares, Inc.*	5,195,631	$147,040,071
Mutual funds:		
Expedition Equity Fund	2,555,084	22,484,741
Expedition Bond Fund	121,021	1,239,254
AIM Constellation Fund	224,277	4,956,523
Expedition Money Market Fund*	7,735,551	7,735,551
Fidelity Advisor Overseas Fund	130,807	1,789,442
Fidelity Advisor Balanced Fund	142,241	2,218,967
Commingled trust:		
Fidelity Advisor Stable Value Portfolio	4,510,447	4,510,447
		$191,974,996

* A portion of this investment is nonparticipant-directed *(Note 5)*

	December 31, 2000	
	Number of Shares/Units	Fair Value
Common stock:		
Compass Bancshares, Inc.*	5,601,187	$133,324,424
Mutual funds:		
Expedition Equity Fund	2,300,480	25,788,385
Expedition Bond Fund	79,696	797,661
AIM Constellation Fund	140,611	4,067,883
Expedition Money Market Fund*	5,705,503	5,659,355
Fidelity Advisor Overseas Fund	101,156	1,726,739
Fidelity Advisor Balanced Fund	91,047	1,518,521
Commingled trust:		
Fidelity Advisor Stable Value Portfolio	4,015,809	4,015,683
		$176,898,651

* A portion of this investment is nonparticipant-directed *(Note 5)*

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Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2001 and 2000

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31, 2001
Compass Bancshares, Inc. common stock	$18,425,324
Mutual funds	(6,146,322)
Commingled trust	43,484
Net change in fair value	$12,322,486

5.   **Nonparticipant-Directed Funds**

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed funds are as follows:

	December 31, 2001	
	Employee/ Employer Company Stock Fund	ESOP- Employer Company Stock Fund
Investments, at fair value:		
Compass Bancshares, Inc. common stock	$64,603,161	$82,436,910
Expedition Money Market Fund	270,920	206
Net investments	64,874,081	82,437,116
Dividends and interest income receivable	525,744	672,772
Participant contributions receivable	110,621	—
Employer contributions receivable	1,604,514	—
Dividends payable to participants	—	(407,497)
Other receivables (payable), net	(232,179)	—
Net assets available for benefits	$66,882,781	$82,702,391

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Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2001 and 2000

	December 31, 2000	
	Employee/ Employer Company Stock Fund	ESOP- Employer Company Stock Fund
Investments, at fair value:		
Compass Bancshares, Inc. common stock	$55,429,355	$77,895,069
Expedition Money Market Fund	620,524	224,562
Net investments	56,049,879	78,119,631
Dividends and interest income receivable	517,010	718,350
Participant contributions receivable	65,542	—
Employer contributions receivable	112,274	—
Dividends payable to participants	—	(711,623)
Other receivables (payable), net	(565,772)	(224,488)
Net assets available for benefits	$56,178,933	$77,901,870

	December 31, 2001	
	Employee/ Employer Company Stock Fund	ESOP- Employer Company Stock Fund
Investment income:		
Dividends on Compass Bancshares, Inc. common stock	$ 2,092,154	$ 2,789,875
Interest income	14,761	8,656
Net investment income	2,106,915	2,798,531
Net appreciation in fair value of investments	8,686,903	9,738,421
Contributions:		
Participant	3,205,258	—
Employer	6,360,372	28,060
Distributions paid to participants	(9,655,600)	(7,764,491)
Net increase	10,703,848	4,800,521
Net assets available for plan benefits:		
Beginning of year	56,178,933	77,901,870
End of year	$66,882,781	$82,702,391

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6. **Plan Termination**

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7. **Tax Status**

   The Internal Revenue Service issued a determination letter dated December 13, 1995 stating that the Plan and related trust are designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

8. **Related Party Transactions**

   Compass Bank, a wholly owned banking subsidiary of the Company, serves as trustee of the Plan, controlling the distribution and investment of the Plan's assets. During 2001 and 2000, trustee fees were paid by the Company.

   Compass Bank acts as investment manager for the Expedition Equity Fund, Expedition Money Market Fund and the Expedition Bond Fund.

11

Compass Bancshares, Inc. Employee Stock Ownership Plan
Schedule H, Line 4i — Schedule of Assets Held at End of Year
As of December 31, 2001

a.	b. Identity of Issuer, Borrower, Lessor, or Similar Party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	d. Cost	e. Current Value
*	Compass Bancshares, Inc.	Common Stock	$63,844,125	$147,040,071
*	Compass Bank	Expedition Money Market Fund	$ 7,735,551	7,735,551
*	Compass Bank	Expedition Equity Fund		22,484,741
*	Compass Bank	Expedition Bond Fund		1,239,254
	AIM Funds	AIM Constellation Fund		4,956,523
	Fidelity Investments	Fidelity Advisor Overseas Fund		1,789,442
	Fidelity Investments	Fidelity Advisor Balanced Fund		2,218,967
	Fidelity Investments	Fidelity Advisory Stable Value Portfolio		4,510,447
				$191,974,996

*   Represents a party-in-interest

Compass Bancshares, Inc. Employee Stock Ownership Plan
Schedule H, Line 4j — Schedule of Reportable Transactions
For the Year Ended December 31, 2001

a. Identity of Party Involved	b. Description of Asset	c. Purchases		d. Sales		g. Cost of	i. Net Gain
		Price	Number	Price	Number	Asset	or (Loss)
* Compass Bank	Expedition money market fund	$19,809,056	212	$20,383,016	242	$20,383,016	$—
* Compass Bancshares, Inc.	Common stock	$ 8,756,105	138	$ 9,639,471	181	$ 5,221,880	$4,417,591

* Represents a party-in-interest

This table represents a series of transactions, in a single security, in excess of 5% of fair value of the Plan's net assets at the beginning of the year.

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SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

			COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
Date: June 28, 2002	By	/s/ Garrett R. Hegel	
		Garrett R. Hegel **Chief Financial Officer**	

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Exhibits

Exhibit (23) – Consent of Experts and Counsel

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-57003) of Compass Bancshares, Inc. of our report dated June 27, 2002 relating to the financial statements of Compass Bancshares, Inc. Employee Stock Ownership Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
June 27, 2002